COMPUTER CONCEPTS CORP.
                                   FORM 10-K
                               DECEMBER 31, 1997

                  (As filed with the State of Delaware 3/20/98)
                            Certificate of Amendment
                                       of
                             Computer Concepts Corp.

      Computer Concepts Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware DOES HEREBY
CERTIFY:

FIRST: That at a meeting of the Board of Directors of Computer Concepts Corp. resolutions were adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

      RESOLVED, that the Certificate of Incorporation of Computer Concepts Corp. be amended by changing the Articles thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

     (a) "The capital stock of this corporation is 150,000,000 shares of common stock with $.0001 par value per share."

     (b) "Any and all previously issued shares (including shares issuable upon exercise of outstanding options or warrants) of Common Stock of the par value of $.0001 per share as of March 30, 1998, shall be combined and reclassified on a ratio of one share for ten shares of Common Stock with such combined shares to have a par value of $.0001 per share."

SECOND: That thereafter, pursuant to Section 242 of Delaware General Corporation Law (the "Law") and resolution of its Board of Directors, said amendment was directed to be considered at the next annual meeting of the stockholders.

THIRD: That the annual meeting of stockholders was duly called and held upon notice in accordance with Section 222 of the Law with such notice setting forth such amendment in full and accompanied by a Proxy Statement including a brief summary of the changes to be effected thereby.

FOURTH: That at the Annual Meeting of Stockholders of Computer Concepts Corp. duly and validly convened and held on November 26, 1998, at which meeting a quorum was present, a majority of the outstanding stock of the class entitled to vote thereon (Common) of Computer Concepts Corp. was voted in favor of the proposed amendment, with said amendment thereby being duly and validly adopted in accordance with Section 242 of the Law.

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

SIXTH: That the Board of Directors duly adopted a resolution on March 18, 1998, pursuant to the authorization provided by the shareholders at the November 26, 1997, meeting, to effect a reverse stock split in the ratio of one share for ten shares, such that each ten outstanding shares, issued or issuable, of Common Stock, par value $.0001, shall be combined and become one share of Common Stock, par value $.0001. Further, fractional shares shall not be issued; if any shareholder holds a number of shares not divisible by ten, then such shares shall be combined to the extent of such number equally divisible by ten, and the remaining "fractional" shares shall not be issued, and a cash payment equal to the value of such fractional shares shall be issued to such shareholders based on the closing/last sale price reported by NASDAQ for the company's stock on the record date.

SEVENTH: That said amendment has been duly adopted and shall be effective upon filing and recording of this executed and acknowledged certificate in accordance with Section 103 of the Law.

      IN WITNESS WHEREOF, said corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by Daniel Del Giorno, Jr., its President, and Daniel Del Giorno, Sr., its Ass't. Secretary, this 18th day of March, 1998.

s/   Daniel Del Giorno, Jr.              s/  Daniel Del Giorno, Sr.
---------------------------              --------------------------
Daniel Del Giorno, Jr., President        Del Giorno, Sr., Ass't. Secretary